CUSIP No. 561410 10 1	SCHEDULE 13D	Page 1 of 24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

MALVERN FEDERAL BANCORP, INC.

(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

561410 10 1

(CUSIP Number)

Mr. Joseph Stilwell

111 Broadway, Suite 1203

New York, New York 10006

Telephone:  (212) 269-5800

with a copy to:

Spencer L. Schneider, Esq.

70 Lafayette Street, 7th Floor

New York, New York 10013

Telephone:  (212) 233-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 2 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 600,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 600,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 600,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 3 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 600,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 600,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 600,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 4 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 600,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 600,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 600,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 5 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 600,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 600,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 600,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 6 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 600,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 600,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 600,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 7 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 600,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 600,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 600,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 8 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 600,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 600,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 600,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 9 of 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 5,000
8. Shared Voting Power: 0
9. Sole Dispositive Power: 5,000
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 0.001%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 10 of 24

Item 1.  Security and Issuer

This is the seventh amendment (this "Seventh Amendment") to the original Schedule 13D, which was filed on May 30, 2008 (the “Original Schedule 13D”), and amended on June 27, 2008 (the "First Amendment"), on April 8, 2009 (the "Second Amendment"), on May 11, 2010 (the "Third Amendment"), on May 27, 2010 (the "Fourth Amendment"), on June 23, 2010 (the "Fifth Amendment"), and on August 31, 2010 (the "Sixth Amendment"). This Seventh Amendment is filed jointly by Stilwell Value Partners VI, L.P., a Delaware limited partnership ("Stilwell Value Partners VI"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Offshore Ltd., a Cayman Islands company ("Stilwell Offshore"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC"), and the general partner of Stilwell Value Partners VI and Stilwell Associates; Stilwell Management LLC, a Delaware limited liability company ("Stilwell Management"), and the manager of Stilwell Offshore under a managing agreement; Joseph Stilwell; and John Stilwell.  Stilwell Value Partners VI, Stilwell Partners, Stilwell Associates, Stilwell Offshore, Stilwell Value LLC, Stilwell Management, Joseph Stilwell, and John Stilwell are collectively referred to herein as the "Group."

This statement relates to the common stock, $0.01 par value ("Common Stock"), of Malvern Federal Bancorp, Inc. (the "Issuer").  The address of the principal executive offices of the Issuer is 42 East Lancaster Avenue, Paoli, Pennsylvania 19301.  The amended joint filing agreement of the members of the Group is attached as Exhibit 3 to the Second Amendment.

Item 2.  Identity and Background

(a)-(c)  This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners VI, Stilwell Partners, Stilwell Associates, and Stilwell Offshore, in Joseph Stilwell's capacities as the general partner of Stilwell Partners, as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VI and Stilwell Associates, and as the managing and sole member of Stilwell Management, which is the manager of Stilwell Offshore under a managing agreement.

The business address of Stilwell Value Partners VI, Stilwell Partners, Stilwell Associates, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, Suite 1203, New York, New York 10006.  The business address of Stilwell Offshore and Stilwell Management is 315 Clocktower Commons, Brewster, New York 10508.

The principal employment of Joseph Stilwell is investment management.  Stilwell Value Partners VI, Stilwell Partners, and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts.  Stilwell Offshore is a company formed under the laws of the Cayman Islands engaged in the purchase and sale of securities for its own account.  Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners VI, Stilwell Associates, and related partnerships.  Stilwell Management is in the business of serving as manager of Stilwell Offshore.

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 11 of 24

This statement is also filed by John Stilwell with respect to the shares of Common Stock beneficially owned by him. John Stilwell’s business address is 111 Broadway, Suite 1203, New York, New York 10006.  John Stilwell is employed by Stilwell Partners as an analyst. John Stilwell and Joseph Stilwell are brothers.

(d)  During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Joseph Stilwell and John Stilwell are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The amount of funds expended to date by Stilwell Offshore to acquire the 19,000 shares of Common Stock it holds in its name is $178,240.  Such funds were provided from Stilwell Offshore's working capital and, from time to time, in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

The amount of funds expended to date by Stilwell Value Partners VI to acquire the 435,000 shares of Common Stock it holds in its name is $4,613,553.  Such funds were provided from the working capital of Stilwell Value Partners VI and, from time to time, in part by margin account loans from subsidiaries of Fidelity Brokerage Services LLC extended in the ordinary course of business.

The amount of funds expended to date by Stilwell Partners to acquire the 20,000 shares of Common Stock it holds in its name is $223,000.  Such funds were provided from Stilwell Partners' working capital and, from time to time, in part by margin account loans from subsidiaries of Fidelity Brokerage Services LLC extended in the ordinary course of business.

The amount of funds expended to date by Stilwell Associates to acquire the 106,900 shares of Common Stock it holds in its name is $1,176,280.  Such funds were provided from Stilwell Associates' working capital and, from time to time, in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

The amount of funds expended to date by Joseph Stilwell to acquire the 20,000 shares of Common Stock he holds in his name is $223,000.  Such funds were provided from personal funds and, from time to time, in part by margin account loans from subsidiaries of JP Morgan Chase & Co. extended in the ordinary course of business.

The amount of funds expended to date by John Stilwell to acquire the 5,000 shares of Common Stock he holds in his name is $55,987.  Such funds were provided from his individual retirement account funds.

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 12 of 24

All purchases of shares of Common Stock made by the Group using funds borrowed from subsidiaries of Fidelity Brokerage Services LLC, JP Morgan Chase & Co. or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions.  All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group.  Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of Transaction

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock and through the payment of dividends by asserting shareholder rights.  A majority of the Issuer's outstanding shares are held by Malvern Federal Mutual Holding Company, which is controlled by the Issuer's Board.  We do not believe the value of the Issuer’s assets is adequately reflected in the current market price of the Issuer’s Common Stock.

We are filing this Seventh Amendment to report that we are mailing a fourth letter to the Issuer's shareholders in the form attached as Exhibit 7 expressing our continued dissatisfaction with the Issuer's management.

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than five percent positions in 18 other publicly traded companies.  For simplicity, these affiliates are referred to as the "Group", "we", "us", or "our."  In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights.  In each situation, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares.  The filings are described below.

On May 1, 2000, we filed a Schedule 13D to report a position in Security of Pennsylvania Financial Corp. ("SPN").  We scheduled a meeting with senior management to discuss ways to maximize the value of SPN's assets.  On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN's acquisition.  We then sold our shares on the open market.

On July 7, 2000, we filed a Schedule 13D to report a position in Cameron Financial Corporation ("Cameron").  We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that Cameron invite our representatives to join the board, writing to other Cameron shareholders to express our dismay with management's inability to maximize shareholder value and publishing that letter in the local press.  On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp., and we sold our shares on the open market.

On January 4, 2001, following the announcement by Community Financial Corp. ("CFIC") of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries, we filed a Schedule 13D to report our position.  We reported that we acquired CFIC stock for investment purposes.  On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries.  We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then.  On March 27, 2001, we wrote to CFIC confirming that CFIC had agreed to meet with one of our proposed nominees to the board.  On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation, and we sold our shares on the open market.

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 13 of 24

On February 23, 2001, we filed a Schedule 13D to report a position in Montgomery Financial Corporation ("Montgomery").  On April 20, 2001, we met with Montgomery's management, and suggested that they maximize shareholder value by selling the institution.  We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery were sold.  Eleven days after we filed our Schedule 13D, however, Montgomery's board amended its bylaws to make it more difficult for us to run an alternate slate by limiting the pool of potential nominees to local persons with a banking relation and shortening the deadline to nominate an alternate slate.  We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired a banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

On June 14, 2001, we filed a Schedule 13D reporting a position in HCB Bancshares, Inc. ("HCBB").  On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve the financial targets.  On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board.  On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares.  Although HCBB's outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target.  On August 12, 2003, HCBB announced it had hired a banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc. and we sold our shares on the open market.

On December 15, 2000, we filed a Schedule 13D reporting a position in Oregon Trail Financial Corp. ("OTFC").  In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our nominees on the board.  OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee.  We demanded OTFC's shareholder list, but it refused.  We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned it.  We also sued two OTFC directors alleging that one had violated OTFC's residency requirement and that the other had committed perjury.  Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court.  On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board.  We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value.  OTFC announced the hiring of an investment banker.  Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 14 of 24

On October 12, 2001, OTFC's shareholders elected our candidate by a 2-1 margin.  In the five months after the filing of our first proxy statement (i.e., from August 1, 2001 through December 31, 2001), OTFC repurchased approximately 15% of its shares.  On March 12, 2002, we entered into a standstill agreement with OTFC.  OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce their current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw their lawsuit.  On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger, and we sold substantially all of our shares on the open market.

On November 25, 2002, we filed a Schedule 13D reporting a position in American Physicians Capital, Inc. ("ACAP").  The Schedule 13D disclosed that on January 18, 2002, Michigan's insurance department had approved our request to solicit proxies to elect two directors to ACAP's board.  On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting.  On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee, Spencer L. Schneider, Esq., to its board.  ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP's shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years.  In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per-share book value.  On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value.  It also announced that it would exit the healthcare and workers' compensation insurance businesses.  ACAP then announced that it had retained Sandler O'Neill & Partners, L.P., to assist the board.  On December 2, 2003, ACAP announced the early retirement of its President and CEO.  On December 23, 2003, ACAP named R. Kevin Clinton its new President and CEO.  On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets.  We increased our holdings in ACAP, and we announced that we intended to seek additional board representation.  On November 10, 2004, ACAP invited Mr. Stilwell to sit on the board, and we entered into a new standstill agreement.  This agreement was terminated in November 2007, with our nominees remaining on ACAP's board.  On May 8, 2008, our nominees were re-elected to three-year terms expiring in 2011.  On July 8, 2010, ACAP announced that it had entered into an agreement to be acquired by The Doctors Company.

On June 30, 2003, we filed a Schedule 13D reporting a position in FPIC Insurance Group, Inc. ("FPIC").  On August 12, 2003, Florida's insurance department approved our request to hold more than 5% of FPIC's shares, to solicit proxies to hold board seats, and to exercise shareholder rights.  On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board and we signed a confidentiality agreement.  On June 7, 2004, we disclosed that because FPIC's management had taken steps to increase its market price to more adequately reflect its value, we sold our shares on the open market, decreasing our holdings below five percent.

On March 29, 2004, we filed a Schedule 13D reporting a position in Community Bancshares, Inc. ("COMB").  We disclosed our intention to meet with COMB's management and evaluate management's progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB's challenges.  On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB's management had made good progress, COMB's return on equity would likely remain below average for the foreseeable future, and it should therefore be sold.  On November 21, 2005, we also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate.  On January 6, 2006, we disclosed the names of our three board nominees.  On May 1, 2006, COMB announced its sale to The Banc Corporation, and we sold our shares on the open market.

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 15 of 24

On June 20, 2005, we filed a Schedule 13D reporting a position in Prudential Bancorp, Inc. of Pennsylvania ("PBIP").  Most of PBIP's shares are held by the Prudential Mutual Holding Company (the "MHC"), which is controlled by PBIP's board, similar to the Issuer.  The MHC controls most corporate decisions coming up for a shareholder vote, such as the election of directors.  But regulations promulgated by the FDIC previously barred the MHC from voting on PBIP's management stock benefit plans, and PBIP's IPO prospectus indicated that the MHC would not vote on the plans.  We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Mr. Stilwell on the board.  PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board.  At the 2006 annual meeting, 71% of PBIP's voting public shares were withheld from voting on management's nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the plans.  PBIP also announced a special meeting to vote on the plans.  We alerted the Board of Governors of the Federal Reserve System (the "Fed") about this announcement, and PBIP was directed to seek Fed approval before adopting the plans.  On April 19, 2006, PBIP postponed the special meeting.  The Fed subsequently followed the FDIC's position in September 2006.  In December 2006, we solicited proxies to withhold votes on the election of PBIP's directors at the 2007 annual meeting.  At the meeting, 75% of PBIP's voting public shares were withheld.  Also during the annual meeting, PBIP's President and Chief Executive Officer, in response to a question posed by Mr. Stilwell, was unable to state the meaning of per share return on equity.  On March 7, 2007, we disclosed that we were publicizing the results of PBIP's elections and its directors' unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP's directors at the 2008 annual meeting of shareholders.  At the February 4, 2008 annual meeting, an average of 77% of PBIP's voting public shares withheld their votes.  Excluding shares held in PBIP's ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the plans.  On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties.  Discovery proceeded and all the directors were deposed.  Both sides moved for summary judgment, but the court ordered the case to trial which was scheduled for June 2008.  On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action in accordance with the demand described below.  On June 11, 2008, we filed a notice to appeal certain portions of the lower court's August 15, 2007 order dismissing portions of the lawsuit.

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 16 of 24

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP's stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management, and, in exchange, PBIP agreed, subject to certain conditions, to repurchase up to 3 million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time.

On March 5, 2010, we reported that our ownership in PBIP had dropped below 5 percent as a result of open market sales and sales of common stock to PBIP.

On January 19, 2006, we filed a Schedule 13D reporting a position in SCPIE Holdings Inc. ("SKP").  We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP's shareholder list.  SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court.  We engaged in a proxy contest at the 2006 annual meeting, but SKP's directors were elected.  On December 14, 2006, SKP agreed to place Mr. Stilwell on the board.  On October 16, 2007, Mr. Stilwell resigned from SKP's board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer.  We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved.

On July 27, 2006, we filed a Schedule 13D reporting a position in Roma Financial Corp. ("ROMA").  Nearly 70% of ROMA's shares are held by a mutual holding company (like ALLB, NECB, PBIP, WMPN, and the Issuer) controlled by ROMA's board.  In April 2007, we engaged in a proxy solicitation at ROMA's first annual meeting, urging shareholders to withhold their vote from management's slate.  ROMA did not put their stock benefit plans up for a vote at that meeting.  We then met with ROMA management.  In the four months after ROMA became eligible to repurchase its shares, it promptly announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value.  In our judgment, management came to understand the importance of proper capital allocation.  Based on ROMA management's prompt implementation of shareholder-friendly capital allocation plans, we supported management's adoption of stock benefit plans at the 2008 shareholder meeting.

On November 5, 2007, we filed a Schedule 13D reporting a position in Northeast Community Bancorp, Inc. ("NECB").  A majority of NECB's shares are held by a mutual holding company (like ALLB, PBIP, ROMA, WMPN, and the Issuer) controlled by NECB's board. We presented a model stock benefit plan to management that we would support based on a vesting schedule that more closely aligns management's interests to shareholder returns. NECB’s management responded to the proposal with a form letter. On July 1, 2010, we delivered a written demand to NECB demanding to inspect its shareholder list.  On July 22, 2010, NECB announced its first ever share repurchase plan. NECB, however, refused to supply us with the shareholder list.  Therefore, on July 23, 2010, we sued NECB in federal court in New York seeking an order compelling compliance.  On August 31, 2010, NECB produced the list of shareholders to us and we dismissed the lawsuit. We have written to shareholders expressing our belief that NECB’s directors have not properly overseen management.

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 17 of 24

On May 23, 2008, we filed a Schedule 13D reporting a position in William Penn Bancorp, Inc. ("WMPN").  A majority of WMPN's shares are held by a mutual holding company (like ALLB, PBIP, ROMA, NECB, and the Issuer) controlled by WMPN's board.  We hope to work with management in maximizing shareholder value.  We provided a PowerPoint presentation to management regarding our views on capital allocation guidelines.

On November 7, 2008, we filed a Schedule 13D reporting a position in Kingsway Financial Services Inc. ("KFS").  We requested a meeting with its CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive.  We then requisitioned a special shareholder meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees.  On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats on the board.  By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, Larry G. Swets, Jr., and our other nominee, Spencer L. Schneider, was elected chairman of the board.  In addition, the CEO and CFO were fired for incompetence and insubordination. By November 3, 2009, all of the legacy directors had resigned from the board.  On May 27, 2010, Mr. Stilwell and Mr. Schneider were re-elected to the board. During the time the Group has had board representation, KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit-sensitive asset, disposed of Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operations risks. On June 1, 2010, Mr. Swets was appointed as CEO.

On December 29, 2008, we filed a Schedule 13D reporting a position in First Savings Financial Group, Inc. ("FSFG").  We met with management in New York.  FSFG announced a stock repurchase plan and began repurchasing its shares.  In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5 percent.

On March 12, 2009, we filed a Schedule 13D reporting a position in Alliance Bancorp, Inc. of Pennsylvania ("ALLB").  When we announced our reporting position, a majority of ALLB's shares were being held by a mutual holding company (like NECB, PBIP, ROMA, WMPN, and the Issuer) controlled by ALLB's board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public.  We strongly support ALLB’s action.

On September 24, 2010, we filed a Schedule 13D reporting a position in FedFirst Financial Corporation ("FFCOD").  We hope to work with management and the board to maximize shareholder value.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs   (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 18 of 24

Item 5.  Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of shares of Common Stock, 6,102,500, reported as the number of outstanding shares as of August 6, 2010, in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2010.

(A)  Stilwell Value Partners VI

(a)      Aggregate number of shares beneficially owned:  600,900
Percentage:  9.8%

(b)     1.  Sole power to vote or to direct vote:  0

2.  Shared power to vote or to direct vote:  600,900

3.  Sole power to dispose or to direct the disposition:  0

4.  Shared power to dispose or to direct disposition:  600,900

(c)      Stilwell Value Partners VI has not purchased or sold any shares of Common Stock since the filing of the Sixth Amendment.

(d)     Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VI, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners VI, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners VI.  Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners VI with regard to those shares of Common Stock.

(B)  Stilwell Partners

(a)      Aggregate number of shares beneficially owned:  600,900

Percentage:  9.8%

(b)     1.  Sole power to vote or to direct vote:  0

2.  Shared power to vote or to direct vote:  600,900

3.  Sole power to dispose or to direct the disposition:  0

4.  Shared power to dispose or to direct disposition:  600,900

(c)      Stilwell Partners has not purchased or sold any shares of Common Stock since the filing of the Original Schedule 13D.

(d)     Because he is general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners.  Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 19 of 24

(C)  Stilwell Associates

(a)      Aggregate number of shares beneficially owned:  600,900

Percentage:  9.8%

(b)     1.  Sole power to vote or to direct vote:  0

2.  Shared power to vote or to direct vote:  600,900

3.  Sole power to dispose or to direct the disposition:  0

4.  Shared power to dispose or to direct disposition:  600,900

(c)      Stilwell Associates has not purchased or sold any shares of Common Stock since the filing of the Sixth Amendment.

(d)     Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates.  Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(D)  Stilwell Offshore Ltd.

(a)      Aggregate number of shares beneficially owned:  600,900

Percentage:  9.8%

(b)     1.  Sole power to vote or to direct vote:  0

2.  Shared power to vote or to direct vote:  600,900

3.  Sole power to dispose or to direct the disposition:  0

4.  Shared power to dispose or to direct disposition:  600,900

(c)      Stilwell Offshore has not purchased or sold any shares of Common Stock since the filing of the Sixth Amendment.

(d)     Because he is a director of Stilwell Offshore and is the managing and sole member of Stilwell Management, which is the manager of Stilwell Offshore under a managing agreement, Joseph Stilwell has the power to direct the affairs of Stilwell Offshore, including the voting and disposition of shares of Common Stock held in the name of Stilwell Offshore.  Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Offshore with regard to those shares of Common Stock.

(E)  Stilwell Value LLC

(a)      Aggregate number of shares beneficially owned:  600,900

Percentage:  9.8%

(b)     1.  Sole power to vote or to direct vote:  0

2.  Shared power to vote or to direct vote:  600,900

3.  Sole power to dispose or to direct the disposition:  0

4.  Shared power to dispose or to direct disposition:  600,900

(c)      Stilwell Value LLC has made no purchases of shares of Common Stock.

(d)     Because he is the managing and sole member of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC.  Stilwell Value LLC is the general partner of Stilwell Value Partners VI and Stilwell Associates.  Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners VI and Stilwell Associates.

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 20 of 24

(F)  Stilwell Management LLC

(a)      Aggregate number of shares beneficially owned:  600,900
Percentage:  9.8%

(b)     1.  Sole power to vote or to direct vote:  0

          2.  Shared power to vote or to direct vote:  600,900

          3.  Sole power to dispose or to direct the disposition:  0

          4.  Shared power to dispose or to direct disposition:  600,900

(c)      Stilwell Management has made no purchases of shares of Common Stock.

(d)     Because he is the managing and sole member of Stilwell Management, Joseph Stilwell has the power to direct the affairs of Stilwell Offshore.  Stilwell Management is the manager of Stilwell Offshore under a managing agreement.  Therefore, Stilwell Management may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Offshore.

(G)  Joseph Stilwell

(a)      Aggregate number of shares beneficially owned:  600,900
Percentage:  9.8%

(b)     1.  Sole power to vote or to direct vote:  0

2.  Shared power to vote or to direct vote:  600,900

3.  Sole power to dispose or to direct the disposition:  0

4.  Shared power to dispose or to direct disposition:  600,900

(c)      Joseph Stilwell has not purchased or sold any shares of Common Stock since the filing of the Original Schedule 13D.

(H)  John Stilwell

(a)      Aggregate number of shares beneficially owned:  5,000

Percentage:  0.001%

(b)     1.  Sole power to vote or to direct vote:  5,000

2.  Shared power to vote or to direct vote:  0

3.  Sole power to dispose or to direct the disposition:  5,000

4.  Shared power to dispose or to direct disposition:  0

(c)      John Stilwell has not purchased or sold any shares of Common Stock since the filing of the Original Schedule 13D.

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 21 of 24

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Amended Joint Filing Agreement filed as Exhibit 3 to the Second Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.  Stilwell Value LLC, in its capacities as general partner of Stilwell Value Partners VI and Stilwell Associates, and Joseph Stilwell, in his capacities as general partner of Stilwell Partners and managing and sole member of Stilwell Value LLC and Stilwell Management, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated May 30, 2008*
2	Blueprint for Building MHC Value, dated June 2008**
3	Amended Joint Filing Agreement, dated April 7, 2009***
4	Letter to Issuer's Shareholders dated May 24, 2010****
5	Letter to Issuer's Shareholders dated June 22, 2010*****
6	Letter to Issuer's Shareholders dated September 1, 2010******
7	Letter to Issuer's Shareholders dated September 28, 2010

*	Filed with Original Schedule 13D filed May 30, 2008
**	Filed with First Amendment filed June 27, 2008
***	Filed with Second Amendment filed April 8, 2009
****	Filed with the Fourth Amendment filed May 27, 2010
*****	Filed with the Fifth Amendment filed June 23, 2010
******	Filed with the Sixth Amendment filed August 31, 2010

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 22 of 24

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    September 28, 2010

STILWELL VALUE PARTNERS VI, L.P.

By:	STILWELL VALUE LLC
General Partner
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL PARTNERS, L.P.
/s/ Joseph Stilwell
	By:	Joseph Stilwell
General Partner

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL OFFSHORE LTD.

By:	STILWELL MANAGEMENT LLC
Manager
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL VALUE LLC
/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing and Sole Member

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 23 of 24

STILWELL MANAGEMENT LLC
/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing and Sole Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell

JOHN STILWELL

/s/ John Stilwell
John Stilwell

CUSIP No. 561410 10 1	SCHEDULE 13D	Page 24 of 24

EXHIBIT 7

Stilwell Value Partners LP

111 Broadway, 12th fl.

New York, NY 10006

(212) 269-1551

THE DIRECTORS OF MALVERN FEDERAL BANCORP, INC. ARE:

Ronald Anderson, F. Claire Hughes, Jr., Edward P. Shanaughy II,

Kristin S. Camp, Stephen P. Scartozzi, George E. Steinmetz, Joseph E. Palmer, Jr., Therese Woodman, John B. Yerkes, Jr.

September 28, 2010

Dear Fellow MLVF Owner,

We’ve heard from a number of you over the past several weeks with one common complaint:  management and the board don’t seem to care about the share price.  We’ve also recently learned that management is telling investors that a second-step conversion wouldn’t have any effect on our share price.  That is simply not true.

We have been involved in over 200 bank conversions during the past 20 years.  It’s a business we know well.  Malvern’s managers have done one so far – and that hasn’t gone so well.  Hearing about this kind of misinformation makes one wonder, do they just not know what they’re talking about, or are they so determined to keep their board seats they’ll say anything? Or are they actually lying to us?

A hint as to the corporate culture at Malvern is apparent in the recent changes to the board of directors.  When an 80 year old director retired from the board in March of this year, who was nominated and elected to replace him in April?  None other than former director Cordine Scartozzi’s son, Stephen.  Treating directorships like a family business and passing one on through a bloodline is simply disgusting.  It is a betrayal of the public trust.

So when you see these ‘guardians’ of our investment around town, you’ll know that not only do they not have your best interest at heart, you’ll also know that their moral compass is skewed.

Ben Franklin may have summed it up best when he said, “We are all born ignorant, but one must work hard to remain stupid.”

Sincerely,
/s/ Joseph Stilwell
Joseph Stilwell